

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 19, 2009

Timothy W. Baker
Executive Vice President, Chief Financial Officer and Treasurer
Cynosure, Inc.
5 Carlisle Road
Westford, Massachusetts 01886

      Re: Cynosure, Inc.
             Form 10-K for the fiscal year ended December 31, 2008
             Filed March 13, 2009
             Form 10-Q for the quarterly period ended March 31, 2009
             File No. 000-51623

Dear Mr. Baker:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Brian R. Cascio
                       Accounting Branch Chief